EXHIBIT 12

CHESAPEAKE ENERGY CORPORATION

RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

($ in millions)

	Year Ended December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007
EARNINGS:
Income before income taxes and cumulative effect of accounting change	$501	$805	$1,493	$3,255	$2,341
Interest expense (a)	148	162	221	299	379
(Gain)/loss on investment in equity investees in excess of distributed earnings	—	(1)	1	(3)	21
Amortization of capitalized interest	3	5	10	19	39
Bond discount amortization (b)	—	—	—	—	—
Loan cost amortization	4	6	9	13	17

Earnings	$656	$977	$1,734	$3,583	$2,797

FIXED CHARGES:
Interest expense	$148	$162	$221	$299	$379
Capitalized interest	13	36	79	179	269
Bond discount amortization (b)	—	—	—	—	—
Loan cost amortization	4	6	9	13	17

Fixed Charges	$165	$204	$309	$491	$665

Preferred Stock Dividends
Preferred Dividend Requirements	$22	$40	$42	$89	$94
Ratio of income before provision for taxes to net income (c)	1.61	1.56	1.57	1.62	1.61

Subtotal – Preferred Dividends	$36	$62	$66	$144	$151
Combined Fixed Charges and Preferred Dividends	$201	$266	$375	$635	$816
Ratio of Earnings to Fixed Charges	4.0	4.8	5.6	7.3	4.2
Insufficient coverage	$—	$—	$—	$—	$—

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	3.3	3.7	4.6	5.6	3.4
Insufficient coverage	$—	$—	$—	$—	$—

(a)	Excludes the effect on unrealized gains or losses on interest rate derivatives.
(b)	Amortization of bond discount is excluded since it is included in interest expense.
(c)	Amounts of income before provision for taxes and of net income exclude the cumulative effect of accounting change.